Exhibit 99.2

June 13, 2023

To All Concerned Parties
REIT Issuer:
Kenedix Office Investment Corporation
	Representative:	Hiroaki Momoi, Executive Director
(Securities Code: 8972)

REIT Issuer:
Kenedix Residential Next Investment Corporation
	Representative:	Tetsu Kawashima, Executive Director
(Securities Code: 3278)

REIT Issuer
Kenedix Retail REIT Corporation
	Representative:	Moyuru Watanabe, Executive Director
(Securities Code: 3453)

Asset Manager:
Kenedix Real Estate Fund Management, Inc.
	Representative:	Hikaru Teramoto, President & CEO
Contact:
	Office REIT Department	Tomoya Shigaki, Head of Strategic Planning
TEL: +81-3-5157-6010
	Residential REIT Department	Michiru Nagamata, Head of Strategic Planning
TEL: +81-3-5157-6011
	Retail REIT Department	Isaharu Kikushima, Head of Strategic Planning
TEL: +81-3-5157-6013

Notice Concerning Operating Results and Distributions Forecasts for the Fiscal Period Ending April 30, 2024, Following the Merger of Kenedix Office Investment Corporation, Kenedix Residential Next Investment Corporation and Kenedix Retail REIT Corporation

This exchange offer or business combination is made for the securities of a Japanese company. The offer is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors may be residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

As described in the press release “Notice Concerning Execution of the Merger Agreement by and among Kenedix Office Investment Corporation, Kenedix Residential NEXT Investment Corporation and Kenedix Retail REIT Corporation” announced today by Kenedix Office Investment Corporation (“KDO”), Kenedix Residential Next Investment Corporation (“KDR”), Kenedix Retail REIT Corporation (“KRR” together with KDO and KDR are hereinafter referred to as “Each REIT” hereinafter), Each REIT has determined at each of their Board of Directors Meetings held today, to implement an absorption-type merger (the “Merger”), in which KDO will be the surviving REIT and KDR and KRR will be the dissolving REITs, with November 1, 2023 as the effective date of the Merger, and the Merger agreement has been concluded as of today. In line with this announcement, Each REIT announced today the following forecasts for operating results and distributions of KDO (following the Merger, KDO’s corporate name is scheduled to be changed to “KDX Realty Investment Corporation”; the surviving REIT after the Merger is hereinafter referred to as the “New REIT”) for the fiscal period ending April 30, 2024 (from November 1, 2023 to April 30, 2024).

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

1.	Details of operating results and distributions forecasts for the fiscal period ending April 30, 2024

	Operating revenues (millions of yen)	Operating income (millions of yen)	Ordinary income (millions of yen)	Net income (millions of yen)	Distributions per unit (excluding distributions in excess of earnings)(yen)	Distributions in excess of earnings per unit (yen)
Fiscal period ending April 30, 2024	38,752	16,476	13,902	39,183	3,800	—

(Note 1)	The expected number of investment units issued and outstanding at the end of the fiscal period is 4,142,897.

(Note 2)	KDO’s fiscal period is from November 1 to April 30 of the following year and from May 1 to October 31 of each year. There will be no change to KDO’s fiscal period before and after the Merger.

(Note 3)	The above forecasts are calculated based on the assumptions described under ATTACHMENT “Assumptions for Operating Results and Distributions Forecasts for the Fiscal Period Ending April 30, 2024”. Therefore, actual operating revenues, operating income, ordinary income, net income, distributions per unit (excluding distributions in excess of earnings), and distributions in excess of earnings per unit may vary due to changes in assumptions, including the additional acquisitions or disposal of properties, real estate market trends or changes in other circumstances, and additional offerings of new investment units. These forecasts should not be deemed a commitment or guarantee of the above-mentioned distribution amount.

(Note 4)	The above estimates are based on an estimate of 25,281 million yen of negative goodwill arising from the Merger, which is expected to be recorded as extraordinary income in the fiscal period ending April 30, 2024. The amount of negative goodwill may vary from the above amount. For details, please refer to “Goodwill and negative goodwill” in the ATTACHMENT “Assumptions for Operating Results and Distributions Forecasts for the Fiscal Period Ending April 30, 2024”.

(Note 5)	These forecasts may be revised if the degree of deviation exceeds a certain level.

(Note 6)	Amounts are rounded down to the nearest unit amounts.

Websites of Each REIT

Kenedix Office Investment Corporation:	https://www.kdo-reit.com/en/
Kenedix Residential NEXT Investment Corporation:	https://www.kdr-reit.com/en/
Kenedix Retail REIT Corporation:	https://www.krr-reit.com/en/

ATTACHMENT

Assumptions for Operating Results and Distributions Forecasts for the Fiscal Period Ending April 30, 2024

Items	Assumptions
Calculation period	• Fiscal period ending April 30, 2024 (from November 1, 2023 to April 30, 2024) (182 days) * It is assumed that the Merger will become effective on November 1, 2023.

Portfolio properties

•  It is assumed that the New REIT will succeed the 97 properties of real estate and real estate trust beneficiary interests held by KDO as of today (including the Harajuku F.F. Building and the KDX Nagoya Sakae Building, which are scheduled to be sold on November 1, 2023, the scheduled effective date of the Merger.), the 182 properties of real estate and real estate trust beneficiary interests held by KDR as of today, the 70 properties of real estate and real estate trust beneficiary interests held by KRR as of today, and York Mart Higashi-Michinobe, which is expected to be acquired by KRR on September 25, 2023, and that the New REIT will acquire River City 21 East Towers II, remm roppongi building and Akishima Distribution Center (Land) on November 1, 2023, as of the scheduled effective date of the Merger.

•  Other than the above-mentioned properties, KDO currently holds an ownership interests in a silent partnership. As stated in KDO’s “Notice Concerning Sale of Investment Asset (Silent Partnership Equity Interest)” dated April 20, 2023, KDO has entered into an agreement (“Share Transfer Agreement”) on April 20, 2023 for the transfer of KRF43 Silent Partnership Equity Interest (“Equity Interest”). Based on the Share Transfer Agreement, it is assumed that the New REIT will transfer the Equity Interest on December 20, 2023.

•  Except for the above, it is assumed that there will be no changes in assets under management (acquisition of new properties or sale of existing properties, etc.) by the end of the fiscal period ending April 30, 2024.

•  This may change due to the acquisition of new properties or the sale, etc. of existing properties.

Operating revenues

•  Rental revenues are based on the leasing agreements in effect as of June 13, 2023, taking into account seasonal and other variables based on past performance, and recent real estate market trends.

•  As a result of the disposition of properties described in the press release, “Notice Concerning Acquisition of Properties (River City 21 East Towers II and 2 Other Properties) and Disposition of Properties (Harajuku F.F. Building and 1 Other Property)” announced today, gain on sale of 1,505 million yen is expected to be recorded in the fiscal period ending April 30, 2024 (38th fiscal period).

•  Dividends receivables are expected to be 10 million yen for the fiscal period ending April 30, 2024 (38th fiscal period) in relation to dividends for the Equity Interest described in “Portfolio properties” above.

•  The transfer of the Equity Interest (50.0% of equity in investment) is expected to be completed on December 20, 2023, and the transfer is expected to result in a gain on sale of securities of 545 million yen.

•  Forecasts are based on the assumption that there will be no rent in arrears or non-payments by tenants.

Operating expenses

•  Property-related operating expenses other than depreciation are calculated based on historic data, reflecting variable costs including seasonal factors.

•  Property and facility management fees (property management and building maintenance fees, etc.) are assumed to be 2,859 million yen for the fiscal period ending April 30, 2024 (38th fiscal period).

•  Property-related taxes are expected to be 3,051 million yen for the fiscal period ending April 30, 2024 (38th fiscal period). Property-related taxes on the assets acquired after January 1, 2023 are not expensed because property-related taxes are settled with the previous owner at the time of sale, and the amount equivalent to the property-related taxes is included in the acquisition price. Property-related taxes for the acquired properties are expensed from the following year of acquisition.

•  Depreciation is assumed to be 5,231 million yen for the fiscal period ending April 30, 2024 (38th fiscal period). The book value of the real estate, to be succeeded by KDO from KDR and KRR on the effective date of the Merger has not been determined as of today, and the actual depreciation amount may differ from those assumed above.

•  Building repair expenses is expected to be 1,012 million yen for the fiscal period ending April 30, 2024 (38th fiscal period). The amount assumed to be necessary is recorded for each property, based on the asset manager’s repair plan for each fiscal period. However, repair expenses may be substantially different from the expected amount due to certain unexpected factors.

•  In general, property related taxes for the purchase and sale of real estate is calculated on a pro-rata basis with the previous owner and settled at the time of acquisition, but KDO includes the amount equivalent to such settled amount in the acquisition cost.

•  Asset management fees are assumed to be 5,145 million yen for the fiscal period ending April 30, 2024 (38th fiscal period). The details of asset management fees after the Merger have not yet been finalized, and will be announced once they are finalized. Asset management fees other than merger fees are assumed to be 2,245 million yen for the fiscal period ending April 30, 2024 (38th fiscal period).

•  Expected extraordinary expenses incurred in the fiscal period ending April 30, 2024 (38th fiscal period) in relation to the Merger is 2,900 million yen of merger fees and 435 million yen of asset management fees.

Non-operating expenses

•  Interest expense and other debt-related expenses are assumed to be 2,349 million yen for the fiscal period ending April 30, 2024 (38th fiscal period), on the basis that 87 million yen will be added to interest expense as a reversal of prepaid expenses. Such prepaid expenses are equal to the market value of interest rate swaps held by KDR and KRR, totaling 1,166 million yen as of April 30, 2023 and as of March 31, 2023, respectively. However, the final amount recorded may differ materially from the above amount, as the final amount will be based on the market value as of October 31, 2023.

Borrowings and investment corporation bonds

•  KDO has outstanding borrowings of 201,950 million yen and outstanding investment corporation bonds of 13,000 million yen as of June 13, 2023.

•  In addition to the above, as of June 13, 2023, KDR has outstanding borrowings of 158,220 million yen and outstanding investment corporation bonds of 7,700 million yen. KRR has outstanding borrowings of 119,300 million yen and outstanding investment corporation bonds of 10,000 million yen. All outstanding borrowings and investment corporation bonds of KDR and KRR will be succeeded by KDO in its entirety.

•  Of its current outstanding borrowings as of June 13, 2023, it is assumed that 35,000 million yen which is due in the fiscal period ending April 30, 2024 (38th fiscal period) will be refinanced in its entirety.

•  Of its current outstanding investment corporation bonds as of June 13, 2023, it is assumed that 3,000 million yen which will mature by the end of the fiscal period ending April 30, 2024 (38th fiscal period) will be refinanced in its entirety.

•  It is assumed that 4,600 million yen will be newly borrowed in September 2023 and 6,800 million yen in November 2023 as part of the funds to acquire new assets, and that there will be no significant change in the interest rate until then. However, the actual total amount of borrowings may increase or decrease.

Total number of investment units

•  It is assumed that the total number of the new REIT’s investment units outstanding after the Merger will be 4,142,897, which is the sum of KDO’s 848,430 units outstanding units as of today, plus 848,430 units to be increased by KDO’s investment unit split (1-to-2 split), which is scheduled to take place on November 1, 2023 with the record date of the split being October 31, 2023, and 2,446,037 new investment units to be issued by KDO in relation to the Merger. For details of the investment unit split, please refer to the press release, “Notice Concerning Split of Investment Units” announced today by KDO.

•  The number of new investment units to be issued by KDO as a result of the Merger has not been determined at this time and will vary depending on the status of exercise of the rights to demand purchase of investment unit. The number of new investment units issued will be announced as soon as they are determined after November 1, 2023, the effective date of the Merger.

•  Except for the above, it is assumed that the number of investment units outstanding will not change until the end of the fiscal period ending April 30, 2024 (38th fiscal period) as a result of new offerings and other reasons.

Goodwill and negative goodwill

•  We estimate the gain on negative goodwill as a result of the Merger will be 25,281 million yen, and we plan to record this as an extraordinary income in the fiscal year ending April 30, 2024 (38th fiscal period) in accordance with the Accounting Standard for Business Combinations (ASBJ Statement No. 21, as amended on January 16, 2019) (“Corporate Accounting Standards”). This amount is an estimated amount based on the assumption that KDR, classified as the acquired company under the Corporate Accounting Standards, will receive total of 419,823 million yen in assets, underwriting liabilities being 179,334 million yen, acquisition costs of Merger being 219,102 million yen, and that KRR, classified as the acquired company under the Corporate Accounting Standards, will receive a total of 312,892 million yen in assets, with underwriting liabilities being 154,467 million yen, acquisition costs of the Merger being 154,531 million yen (calculated based on the closing price of 305,500 yen on June 7, 2023 for an investment unit price of KDO, which is the consideration amount for the Merger). The gain on negative goodwill as of the effective date of the Merger has not been determined and may vary from the abovementioned amount. In addition, goodwill may occur depending on the price of KDO’s investment units, instead of negative goodwill.

•  In the event that goodwill is generated as a result of the Merger, in accordance with the Corporate Accounting Standards, the amount of goodwill will be recorded as assets, and will be amortized over twenty years using the straight-line amortization method.

Distribution amount

•  Distribution amounts (distributions per unit) are calculated in accordance with the distribution policy outlined in the New REIT’s Articles of Incorporation.

•  For the fiscal year ending April 30, 2024 (38th fiscal period), it is assumed that the amount obtained by subtracting 25,028 million yen among negative goodwill of 25,281 million yen, which will be transferred to the reserve for temporary difference adjustments from net income, and adding the reversal of reserve for reduction entry of 1,589 million yen will be distributed. The gain on negative goodwill has not yet been determined, and the amount of reversal of reserve for reduction entry may change depending on the operating conditions, etc.

•  Actual distributions per unit may fluctuate due to various factors such as fluctuations in rental revenues caused by asset replacements or tenant replacements, unexpected repairs, as well as fluctuations in number of investment units or fund raise.

Distributions in excess of earnings per unit	• There are no plans at this time for distributions in excess of earnings (distributions in excess of earnings per unit).

Others

•  Forecasts are based on the assumption that there will be no amendments to the law, taxation system, accounting standards, public listing regulations, requirements of the Investment Trusts Association, Japan, etc. which may affect the aforementioned forecast figures.

•  Forecasts are based on the assumption that there will be no unexpected significant changes in general economic trends, real estate market trends or other conditions.